November 30, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Beneficial Unit Certificates representing assignments of limited partnership interests in America First Multifamily Investors, L.P. of America First Multifamily Investors, L.P. (to be renamed “Greystone Housing Impact Investors LP”), under the Exchange Act of 1934.

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**